White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

September 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 8 to Registration Statement on Form S-1
Filed August 23, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated September 1, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 8 to the Registration Statement on Form S-1 filed August 23, 2023. Amendment No. 9 is being filed simultaneously. Except where otherwise indicated, capitalized terms used and undefined in this response letter have the meanings given such terms in the Form S-1.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates. In addition to the below responses and referenced disclosure, we have also made the following updates to the Prospectus: (1) we have revised the Prospectus to disclose that the Amended and Restated Limited Partnership Agreement of the Fund is dated August 15, 2023 but effective August 17, 2023 (when it was executed), (2) we have revised the Principal Stockholders table to include Richard Smithline and Smithline Family Trust I as over 5% beneficial owners, and (3) we have corrected the cross-reference on page 21 and the disclosure on pages 54 and 70 of the Prospectus concerning the Managing Broker-Dealer Agreement as originally disclosed in our Current Report on Form 8-K filed on July 19, 2023.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Securities and Exchange Commission

September 6, 2023

Amendment No. 8 to Registration Statement on Form S-1

Risk Factors

If we are unable to collect sums due to us for certain participation rights, we could experience material adverse consequences..., page 7

1.	We note you disclose that as a practical matter, your most realistic option is to provide notice to Ault Energy that you will terminate Ault’s rights under the Participation Agreement and either find other investors or if the well begins production use the production that Ault would have received to fund your operations. Please expand your disclosure to discuss whether you have provided such notice to Ault and any related risks.

Response: We have revised the Risk Factor to disclose that the Company has notified Ault that it would no longer be entitled to participation rights in future wells, and to include expanded disclosure to the effect that the Company faces the risk of being unable to collect the amounts owed to it from either Ault or Ecoark. Additionally, we have added the risk of litigation which could arise from this matter.

Related Party Transactions, page 84

2.	We note you disclose that you have from time to time borrowed amounts from related parties, principally your chief executive officer and to a lesser extent your chief financial officer. Please revise to provide all the information required by Item 404(d) of Regulation S-K since April 1, 2022 and ensure you describe each related party transaction individually rather than on an aggregate basis.

Response: We have revised the Related Party Transactions section to include supplemental disclosure itemizing the responsive transactions called for by Item 404 of Regulation S-K. We have also included supplemental disclosure concerning the convertible note financings with Smithline Family Trust I which is an over 5% beneficial owner of the Company.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

Estimated Quantities of Proved Reserves (Bbl), page F-69

3.	We note your response to prior comment 5 and the revisions made on page F-69 of Amendment No. 8. Revised footnote (1) currently indicates, in part, that revisions of estimates “relate to changes in our performance for the wells for changes in the average price used to determine our reserves”. Further revise this footnote to more clearly describe what the footnote is trying to convey, as the current language is unclear. Additionally, further revise the note to more clearly describe, for each year presented, the impact of changes in performance and changes in price, e.g. “During the year ended March 31, 2023, total revisions of previous estimates were negative 2,663 Bbls which resulted from an increase due to prices of 5,549 Bbls offset by a reduction due to well performance of 8,212 Bbls.”

Response: We have revised the footnotes on page F-59 to add clarifying descriptions as requested.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

By:	/s/ Jay Puchir
Jay Puchir, CFO

cc:	Michael Harris, Esq.